The Bash App, Inc
Years Ended December 31, 2024 and 2023
With Independent Accountant's Review Report

The Bash App, Inc

Financial Statements
Years Ended December 31, 2024 and 2023

Contents

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
The Bash App, Inc

I have reviewed the accompanying financial statements of THE BASH APP, INC (THE BASH APP LLC untill 30th April 2023) which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, Statements of Changes in Stockholders' Equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Wednesday, March 26, 2025

The Bash App, Inc

Balance sheet (Unaudited)

	As on December 31, 2024		2023
Assets			
Current assets:			
Cash and cash equivalents	119		19,598
Total current assets	**$ 119**		**$ 19,598**
Non-Current Asset			
Loan to Shareholder	7,942		781
Property, Plant and Equipment			
Software (Development in Progress)	34,998		24,857
Total	**$ 34,998**		**$ 24,857**
Less : Accumulated Depreciation/Amortization	(3,500)		-
Net Property, Plant and Equipment	**$ 31,498**		**$ 24,857**
Deferred Tax Asset	-		16,785
Total Assets	**$ 39,559**		**$ 62,021**
Liabilities and Stockholders' Equity			
Current liabilities:			
Credit Card Payable	5,519		228
Provision for Tax	3,605		-
Total current liabilities	**$ 9,124**		**$ 228**
Long-term liabilities			
Loans and Notes Payable (Interest Free)	20,000		110,000
Total long-term liabilities	**$ 20,000**		**$ 110,000**
Total Liabilities	**$ 29,124**		**$ 110,228**
Stockholders' Fund			
Common Stock/Additional Paid in Capital	1,401		1,401
Retained Earnings	(49,608)		(1,335)
Add: Net Profit/(Loss)	58,642	$	(48,273)
Total Stockholders' Fund	**$ 10,435**		**$ (48,207)**
Total liabilities and stockholders' Fund	**$ 39,559**		**$ 62,021**

See Independent Accountant's Review Report

The Bash App, Inc

Statement of Operation (Unaudited)

		For the year Ended December 31,		
		2024		2023
Revenue		800		312
Total Revenue	$	**800**	$	**312**
Costs of Good Sold		-		37,500
Total Cost of Goods Sold		**-**		**37,500**
Gross Profit/(Loss)	$	**800**	$	**(37,188)**
Expenses:				
Accounting		174		-
Advertising & Marketing		3,676		4,057
Automobile Expenses		-		1,298
Bank Charges & Credit Card fee		14		69
Business License & Fees		400		66
Depreciation / Amortization		3,500		-
Dues & Subscriptions		386		2,437
Education & Training		257		-
Legal and Professional		4,390		17,139
Meals & Entertainment		87		1,088
Office Expenses		2,722		84
Repair & Maintenance		134		-
Software Expenses		1,670		-
Telephone & Internet		1,856		-
Travel Expenses		1,662		1,500
Total operating expenses	$	**20,929**	$	**27,738**
Operating Profit/(Loss)		(20,129)		(64,926)
Other Income/(expense)				
Interest expense		(949)		(132)
Other Income/Gain on Debt Extinguishment		100,109		-
Profit before tax	$	**79,032**	$	**(65,058)**
Deferred Tax Income/(Expenses)		(16,785)		16,785
Provision for Tax		(3,605)		
Profit after Tax	$	**58,642**	$	**(48,273)**

The Bash App, Inc

Statements of Cash Flows (Unaudited)

	For the year Ended December 31,	
	2024	**2023**
Operating activities		
Net income/(Loss)	58,642	(48,273)
Gain on Debt Extinguishment	(100,000)	-
Depreciation / Amortization	3,500	-
Change in Defferred Tax Asset	16,785	(16,785)
Increase (decrease) in trades payables	8,896	228
Net cash Generated/(used) by operating activities	**(12,178)**	**(64,830)**
Investing activities		
Property and Equipment (Software Development Expenses)	(10,141)	(24,857)
Net cash used in investing activities	(10,141)	(24,857)
Financing activities		
Net Proceeds from loan	10,000	110,000
Loan to Shareholder	(7,161)	(781)
Net cash from financing activities	**2,839**	**109,219**
Net (decrease) increase in cash and cash equivalents	(19,479)	19,532
Cash and cash equivalents at beginning of year	19,598	66
Cash and cash equivalents at end of year	$ 119	$ 19,598

See Independent Accountant's Review Report

The Bash App, Inc

Statements of Changes in Stockholders' Equity (Unaudited)

	Common Stock/Additional Paid in Capital	Retained Earnings/(Deficit)	Total Shareholders Fund
Balance at December 31, 2022	**1,401**	**(1,335)**	**66**
Additional Paid in Capital/(Capital Distribution)	-	-	-
Less: Net Profit/(Loss)	-	(48,273)	(48,273)
Balance at December 31, 2023	**$ 1,401**	**$ (49,608)**	**$ (48,207)**
Additional Paid in Capital/(Capital Distribution)	-	-	-
Less: Net Profit/(Loss)	-	58,642	58,642
Balance at December 31, 2024	**$ 1,401**	**$ 9,034**	**$ 10,435**

See Independent Accountant's Review Report

The Bash App, Inc

Property, Plant and Equipment

Sl No.	Asset Description	Nos	Life of Asset (Months)	Depreciation Method	Date of Purchase/Put to Use	Amount $	Accumulated Depreciation			Net Asset
							As on 31st Dec 2023	Depreciation for the year	As on 31st Dec 2024	
1	Software	1	60	SLM	1-Jul-24	34,998	-	3,500	3,500	31,498
	TOTAL					**34,998**	**-**	**3,500**	**3,500**	**31,498**

See accompanying notes to financial statements

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

On 1st May 2023 The Bash App LLC (A Sole Member LLC) got converted to The Bash App, Inc (C-Corp). The Bash App, Inc ("the Company") offers an all-in-one event management solution that facilitates task and volunteer coordination, profile management across various event-related services, and enhances social media interaction for events. The Company lists events and run ticketing through online payment.

Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property, Plant and Equipment

Property, Plant and Equipment are recorded at cost. Depreciation/Amortization is computed using a straight-line full- month convention method over the estimated useful life of the assets.

The company has developed a software, expenses incurred to develop software are capitalized accordingly. Commercial use of the software developed started from July 1 , 2024. Estimated Life of the Software Developed is considered 5Years from the date of commercial use. The Software Cost is amortized for the period of six month in the financial year 2024.

Repairs and maintenance performed on equipment or software are expensed as incurred.

There are no indication of Impairment of the software developed.

Cash and Cash Equivalents

Cash equivalents consist of balance at bank.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.   In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred.   All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Related party transactions
The Bash App, Inc ("the Company"), was a sole member LLC registered as The Bash App LLC until 30th April, 2023. Shareholder and Director Steve Goodrick contributed capital as an when needed by business in 2022. Balance of Loan to Steve Goodrick as on Dec 31st, 2024 is $7,942 (As on December 31st, 2023 loan balance is $ 781). Loan transaction are Related to Personal Credit Card Payment, Payment to Spouse for Personal Purpose and Transaction in Crypto Currency.

3. Income Tax Expenses

Tax Year	Tax Benefit - Federal	Tax Benefit - State	Total	Tax Year benefit expires
2023	13,662	3,123	16,785	Indefinite
2024	(13,662)	(3,123)	(16,785)	Indefinite
Total	-	-	-	
Less : Valuation Allowance	-	-	-	
Net Deferred Tax Asset	**-**	**-**	**-**	

The Carried Forward Loss of 2023 will be set off against the profit of 2024, Hence the balance in Deferred Tax Asset/Liability is NIL. The Amortization Method of the sofware is expected to be the same for Tax and Books, Hence no timming difference is expected.

Income Tax Expenses is Provided @ the Estimated Tax Rate of 25.8% (21% for Federal and 4.8% for State) on Profit Before Tax Less Carried forward Losses

4. Debts and Loan
During the year 2023 the company took Loans of $110k issuing Promissory notes , the Promissory Notes are Long Term, Interest free and does not have a definite repayment date.
As per the terms of one Promissory Note of $100K loan should be repaid as 2% of revenue generated in one year. During the year 2024 there are no significant revenue based on which repayment should be done as per the terms of Promissory Note, hence loan of $100k was written off and treated as Other Income/Gain on Debt Extinguishment as per "(ASC 470)"

5. Commitments and Contingencies
As of the date of issuance of financials, March 25, 2025, the company has no commitments or contingencies.

6. Subsequent Events
Management has evaluated subsequent events through March 25, 2025 the date on which the financial statements were available to be issued. The Company did not have any material recognizable subsequent events that would require adjustment to, or disclosure in, the financial statement.